U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: DECEMBER 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION
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     EarthFirst Technologies, Incorporated
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     Full Name of Registrant (Former Name if Applicable)

     1226 Tech Blvd.
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     Address of Principal Executive Office (Street and Number)

     Tampa, FL 33619
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F,
10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


In May 2000, the Company made an acquisition of an entity having two lines of business. In connection with the acquisition, with the exception of one individual, all the Company's Officers and Directors resigned. The acquired subsidiary's Chairman of the Board and Chief Executive Officer was appointed to the Company's Board and assumed the duties of Chief Executive Officer. New management determined it was in the best interest of the Company to discontinue certain segments of the Company and focus on the development of technologies related to environmental solutions and alternative fuels. The acquisition, changes in focus, and discontinuance of certain Company segments added to the audit requirements and burden and complexities of preparing the Company's year-end Form 10-KSB. As a result, additional time is requred to complete these tasks. The Company expects to file its Form 10-KSB within the extension period.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

           Tim Klace                        (813)                 635-2050
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has discontinued certain segments in the year 2000 that were reported in 1999, and focused its effort on the development of technologies related to environmental solutions and alternative fuels. Revenues earned in 2000 approximated $9 million contrasted to no revenues earned in year 1999 for continuing operations. Net loss attributable to common stockholders in 2000 approximates $10.7 million contrasted to $12.4 million in 1999.


                     EarthFirst Technologies, Incorporated.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001                      By: /s/ JOHN STANTON
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                                         Name: John Stanton
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                                         Title: Chief Executive Officer
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